UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

China Finance Online Co. Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.001 per share

(Title of Class of Securities)

169379104

(CUSIP Number)

August 1, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169379104

1.	Names of Reporting Persons Susquehanna Investment Group (“SIG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 541,500(1)

	6.	Shared Voting Power 6,139,395(1)

	7.	Sole Dispositive Power 541,500(1)

	8.	Shared Dispositive Power 6,139,395(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,395(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)The reporting persons hold American Depositary Shares (“ADSs”), each of which represents 5 of the Company’s Ordinary Shares.   SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 169379104

1.	Names of Reporting Persons Susquehanna Capital Group (“SCG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 694,800(1)

	6.	Shared Voting Power 6,139,395(1)

	7.	Sole Dispositive Power 694,800(1)

	8.	Shared Dispositive Power 6,139,395(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,395(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)The reporting persons hold American Depositary Shares (“ADSs”), each of which represents 5 of the Company’s Ordinary Shares.   SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 169379104

1.	Names of Reporting Persons Susquehanna Securities (“SS”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,230,090(1)

	6.	Shared Voting Power 6,139,395(1)

	7.	Sole Dispositive Power 1,230,090(1)

	8.	Shared Dispositive Power 6,139,395(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,395(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)The reporting persons hold American Depositary Shares (“ADSs”), each of which represents 5 of the Company’s Ordinary Shares.   SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 169379104

1.	Names of Reporting Persons Capital Ventures International (“CVI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,673,005(1)(2)

	6.	Shared Voting Power 6,139,395(1)(2)

	7.	Sole Dispositive Power 3,673,005(1)(2)

	8.	Shared Dispositive Power 6,139,395(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,395(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) CO

(1)The reporting persons hold American Depositary Shares (“ADSs”), each of which represents 5 of the Company’s Ordinary Shares.   SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)SAGI is the investment manager to CVI and as such may exercise voting and dispositive power over 3,673,005 of these shares.

CUSIP No. 169379104

1.	Names of Reporting Persons Susquehanna Advisors Group, Inc. (“SAGI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0(1)(2)

	6.	Shared Voting Power 6,139,395(1)(2)

	7.	Sole Dispositive Power 0(1)(2)

	8.	Shared Dispositive Power 6,139,395(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,395(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) CO

(1)The reporting persons hold American Depositary Shares (“ADSs”), each of which represents 5 of the Company’s Ordinary Shares.   SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)SAGI is the investment manager to CVI and as such may exercise voting and dispositive power over  the 3,673,005 shares directly owned by CVI.

CUSIP No. 169379104

Item 1.
	(a)	Name of Issuer China Finance Online Co. Limited (the “Issuer” or the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 9th Floor of Tower C, Corporate Square No. 35 Financial Street, Xicheng District Beijing 100032, China

Item 2.
(a)

Name of Person Filing (each, a “Reporting Person”)
(1) Susquehanna Investment Group
(2) Susquehanna Capital Group
(3) Susquehanna Securities
(4) Capital Ventures International
(5) Susquehanna Advisors Group, Inc.

(b)

Address of Principal Business Office or, if none, Residence
for each Reporting Person other than CVI:
401 City Avenue, Suite 220, Bala Cynwyd, PA  19004

For CVI:
One Capitol Place
P.O. Box 1787 GT
Grand Cayman, Cayman Islands
British West Indies

	(c)	Citizenship For Susquehanna Investment Group: Pennsylvania For Susquehanna Capital Group, Susquehanna Securities and Susquehanna Advisors Group Inc.: Delaware For CVI: Cayman Islands, B.W.I.
	(d)	Title of Class of Securities Ordinary Shares, HK$0.001 par value per share, of the Company (the “Shares”)
	(e)	CUSIP Number 169379104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 169379104

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The amount beneficially owned by Susquehanna Investment Group includes options to buy 65,500 American Depositary Shares (“ADSs”), or 327,500 Ordinary Shares based on the 5:1 Ordinary Share to ADS ratio; and the amount beneficially owned by Susquehanna Securities includes options to buy 245,500 ADSs, or 1,227,500 Ordinary Shares based on the 5:1 Ordinary Share to ADS ratio.  The Company’s Form 20-F for the Fiscal Year Ended December 31, 2007, filed on June 5, 2008, indicates that there were 109,754,433 Ordinary Shares outstanding as of December 31, 2007.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2008
Susquehanna Capital Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Investment Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Securities
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Capital Ventures International
By: Susquehanna Advisors Group, Inc.,
pursuant to a Limited Power of Attorney,
a copy of which is filed as Exhibit II hereto
By:	/s/ Todd Silverberg
Todd Silverberg, Assistant Secretary

Susquehanna Advisors Group, Inc.
By:	/s/ Todd Silverberg
Todd Silverberg, Assistant Secretary

EXHIBIT INDEX

Exhibit I:  Joint Filing Agreement, dated as of August 8, 2008, pursuant to Rule 13d-1(k) among Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities, Capital Ventures International and Susquehanna Advisors Group, Inc.

Exhibit II:  Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Schedule 13G on its behalf, dated as of May 28, 1996.